Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Completes Epi Pharmaceuticals Inc. Formation and Reduces Company Risk

Brisbane, Australia, 19th May 2011. Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) provide the following update on the formation of Epi Pharmaceuticals Inc. (EPI) as the means for the planned divestment of its epigenetic and cell proliferation assets.

In February 2008, Progen acquired CellGate, Inc. (CellGate), an oncology company based in California. Under the purchase agreement, milestone payments of up to US$19.5 million were payable to CellGate shareholders in shares and/or cash, with the Company’s intention to issue shares to cover milestone payments. At this point, Progen was a different company with a market capitalisation of approximately $115 million, making share issues under the 15% rule ample to meet any milestone commitments.

Following the $40 million share buyback in April 2009, Progen’s market capitalisation was significantly reduced, limiting its ability to meet its milestone commitments in share issues without significantly diluting shareholders’ interests. This significantly limited Progen’s ability to develop its other drug candidates as well as the CellGate assets and created a corporate risk for the organisation.

The Progen board and management team undertook a strategic operational and scientific review of the Company in 2010. Following this review, as communicated to the market, the decision was made to focus on the Company’s core strengths - dual mechanism anti-angiogenesis compounds. As a result the Board have taken steps to minimise the risk from the Cellgate acquisition obligations and to move these assets into a more investable or partnerable vehicle for further development.

The Company has now completed the restructuring of this business and set up a new company EPI in the USA to hold all of the epigenetic and cell proliferation assets. The goals of the restructuring was to place the CellGate assets and directly related Company assets into a separately funded or fundable vehicle in order to eliminate or minimise any existing and future obligations of Progen related to CellGate stockholders or the CellGate licensors, eliminate further investment by the Company into these programs and preserve potential return for Progen shareholders.

The formation of this new entity has relieved Progen of all of its obligations under the CellGate acquisition agreements and related academic institution licenses in exchange for contributing the CellGate assets to EPI.

Under this structure, a combination of equity and debt, royalties and milestone payments were issued to various parties that were entitled to consideration pertaining to the development of the CellGate assets. In return, Progen has extinguished its obligations under the contracts with these parties, reducing the economics owed to these parties to make the assets investable or partnerable, whilst itself retaining a significant interest in this new entity.

In exchange for giving up their right to the potential milestone payments, the former CellGate holders (including SLIL Biomedical Corporation which was previously acquired by CellGate) will receive equity in EPI, along with Progen as follows:

Holder	Shares	% Ownership of EPI
CellGate holders (a)	5,737,500 Series A Preferred	45
SLIL Biomedical (b)	1,530,000 Series A Preferred	12
Progen (c)	5,482,500 Series A Preferred	43

This new entity has also entered into new amended and restated license agreements with Johns Hopkins University/Wayne State University and Wisconsin Alumni Research Foundation (WARF) to secure the epigenetic and cell proliferation assets, including PG11047, PG11144 and other epigenetics program compounds.

These licenses contain the following significant terms related to PG11047, PG11144 and other epigenetics program compounds:

Termination of all existing financial obligations and inclusion of intellectual property previously subject to a Progen option right in consideration for:

•                  A low upfront license fee;

•                  Low digit royalty on net sales of licensed products

•                  Payment of patent prosecution and maintenance fees;

•                  Promissory Note that accrues interest compounded annually, with balloon payment to WARF at the earlier of: (a) first approval of a licensed product by the U.S. Food and Drug Administration or the European Medicines Agency, or (b) distribution to stockholders or non-financing change of control of EPI (with milestones equivalent to the Promissory Note in lieu of the note payable to JHU/WSU); and

•                  Warrant coverage on the principal amount priced at and for the same instrument as EPI’s first major fundraising

The new EPI Board will initially consist of three members. The former CellGate stockholders will have the right to designate one of the directors, Progen will have the right to designate one of the directors (Sue MacLeman has been designated) and a third, independent director will be designated by the CellGate and Progen directors. The officers of EPI will be Sue MacLeman (President and CEO) and Paul Dixon (CFO and Secretary).

The EPI Series A holders will have customary preferred stock rights and preferences.

Progen will fund ongoing efforts at EPI through a revolving line of credit established for the sole purpose of maintaining minimal operations of EPI pending divestment, partnering or refinancing.

EPI will operate as a virtual entity until capital can be raised. One ongoing activity is the Phase 1b combination study exploring the potential use of PG11047 in combination with other marketed anti-cancer drugs, designed to assess the agent’s maximum tolerated dose in combination with these products which has recently completed enrolment. The completion of the trial is expected to maximise the value of these assets as they are packaged into a saleable or partnerable product.

The EPI team will continue to showcase these assets to potential acquirers and Progen will provide a further update to the market on the divestment progress once negotiations have been finalised.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.